Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 3, 2005

An advertisement of Goldcorp Inc. in the attached form was published in the February 3, 2005 editions of the Wall Street Journal, Globe and Mail, Montreal Gazette and Investor’s Business Daily:

VOTE WHEATON—REJECT GLAMIS!

Dear Goldcorp Shareholder:

The future of Goldcorp is in your hands. Our friendly merger with Wheaton River has been challenged by a hostile take-over bid from Glamis Gold. We believe the merger with Wheaton, more than any other transaction today, will increase the value of your Goldcorp shares. After thorough analysis, Goldcorp’s Board of Directors and its financial advisors came to the same conclusion—the Wheaton acquisition is the best choice for Goldcorp shareholders!

The New Goldcorp will be the lowest-cost million-ounce gold producer in the world! With a low risk profile, world-class assets and an exceptional balance sheet, the New Goldcorp will be uniquely positioned in the gold industry.

THE CHOICE IS CLEAR: THE WHEATON TRANSACTION IS SUPERIOR!

Investment Criteria	WHEATON	GLAMIS
Valuation	✓ Attractive	✗ Overvalued
Earnings	✓ Now	✗ Future
Value Creation	✓ Accretive	✗ Dilutive
Development Profile	✓ Low Risk	✗ High Risk
Gold Production 2004	✓ 512,900 ounces	✗ 234,000 ounces
Operating Performance	✓ Exceeds Budgets	✗ Misses Targets
Underground Mines	✓ Proven Track Record	✗ None
Cash & Securities	✓ >$400 mm	✗ <$25 mm

Protect the future of your investment. VOTE FOR THE GOLDCORP/WHEATON TRANSACTION TODAY! To make sure your vote counts, please ensure that your proxy is received by February 8, 2005, 9 A.M. Toronto time.

Best regards,
GOLDCORP INC.

By: Robert R. McEwen
      Chairman and Chief Executive Officer

Only your latest, dated proxy counts. Please sign, date and return your GREEN proxy today or follow the easy directions on your GREEN proxy to vote by telephone or Internet. If you have already returned a blue proxy, you have every right to change your vote.
Please visit www.goldcorp.com for further information and regular updates.

Shareholders with questions about how to vote their shares, please call our proxy solicitors:

In Canada	In the United States and Other Locations

Kingsdale Shareholder Services Inc.	Innisfree M&A Incorporated

Call Toll-Free: 1-866-749-5464	Call Toll-Free from the U.S.: 1-877-750-9501
Banks and Brokers Call Collect: 416-867-2335	Call Collect from Other Locations: 646-822-7412
Banks and Brokers Call Collect: 212-750-5833

Forward looking statement disclosure.
Certain statements included in this document constitute “forward looking statements” concerning the business, operations and financial performance and condition of Goldcorp, Wheaton and Glamis. Such forward looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp, Wheaton or Glamis, respectively, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Many of these factors are beyond the control of Goldcorp and its subsidiaries. Consequently, all of the forward looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Goldcorp will be realized.

This advertisement is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.